                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

For the fiscal year ended                   DECEMBER 31, 1999
                          ------------------------------------------------------


                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from               to
                               -------------    --------------

                         Commission file number 0-27414

                     REMEC, Inc. Profit Sharing 401(k) Plan
                              9404 Chesapeake Drive
                               San Diego, CA 92123
              (Full title of the plan and the address of the plan)

                                   REMEC, Inc.
                              9404 Chesapeake Drive
                               San Diego, CA 92123
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                   REMEC, Inc.
                           Profit Sharing 401(k) Plan

                        Audited Financial Statements and
                             Supplemental Schedules

                          Year ended December 31, 1999




                                    CONTENTS

Report of Independent Auditors.......................................................................... 1

Financial Statements

Statements of Net Assets Available for Benefits as of
   December 31, 1999 and 1998........................................................................... 2
Statement of Changes in Net Assets Available for Benefits for the year ended
   December 31, 1999.................................................................................... 3
Notes to Financial Statements........................................................................... 4

Schedule

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes as of
   December 31, 1999....................................................................................10

Exhibits................................................................................................11

Signature...............................................................................................11


                         Report of Independent Auditors


REMEC, Inc. as Plan Administrator of
REMEC, Inc. Profit Sharing 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of REMEC, Inc. Profit Sharing 401(k) Plan as of December 31, 1999 and 1998, and the statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1999 is presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                  /s/ Ernst & Young LLP
                                                  ---------------------
                                                  ERNST & YOUNG LLP


May 17, 2000

                                   REMEC, Inc.
                           Profit Sharing 401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                                                     DECEMBER 31,
                                                                                 1999             1998
                                                                           ----------------- ----------------
Investments, at fair value based on market price:
   Mutual funds                                                            $    28,006,986   $    19,568,513
   Common Stock                                                                  5,006,900         3,926,700

Investments, at estimated fair value:
   Participant loans                                                             1,280,708         1,083,218
                                                                           ----------------- ----------------
Total investments                                                               34,294,594        24,578,431

Receivables:
   Employee contributions receivable                                               111,000           140,824
   Employer contributions receivable                                                     -             8,863
   Income receivable                                                                   169               152
   Due from sales of securities                                                    187,775            84,856
                                                                           ----------------- ----------------
                                                                                   298,944           234,695
                                                                           ----------------- ----------------
Net assets available for benefits                                          $    34,593,538   $    24,813,126
                                                                           ================= ================



SEE ACCOMPANYING NOTES.

                                   REMEC, Inc.
                           Profit Sharing 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1999


ADDITIONS:
   Employee contributions                                                              $       3,134,934
   Rollover contributions                                                                        301,517
   Employer contributions (net of forfeitures)                                                   126,236
   Interest and dividends                                                                      2,194,320
   Net appreciation in fair value of investments                                               4,980,508
                                                                                       --------------------
Total additions                                                                               10,737,515

DEDUCTIONS:
   Distributions to participants                                                                 938,928
   Administrative expenses                                                                        18,175
                                                                                       --------------------
Total deductions                                                                                 957,103

Net increase                                                                                   9,780,412
Net assets available for benefits at:
Beginning of year                                                                             24,813,126
                                                                                       --------------------
End of year                                                                            $      34,593,538
                                                                                       ====================



SEE ACCOMPANYING NOTES.

                                   REMEC, Inc.
                           Profit Sharing 401(k) Plan
                          Notes to Financial Statements


1.  SIGNIFICANT ACCOUNTING POLICIES

GENERAL

The financial statements of REMEC, Inc. Profit Sharing 401(k) Plan (the "Plan") are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts from the previous year have been reclassified to conform to current year presentation.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in registered investment company mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The shares of REMEC, Inc. common stock are valued at quoted market prices at year-end. The participant loans are valued at their outstanding balance, which approximates fair value.

The REMEC, Inc. Common Stock Fund consists of the underlying company stock and a short-term cash component, Fidelity Institutional Money Market Fund, to provide liquidity for daily trading.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The realized gain or loss on investments is included with unrealized appreciation or depreciation in the current value of investments.

                                   REMEC, Inc.
                           Profit Sharing 401(k) Plan

                    Notes to Financial Statements (continued)


2.  DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provision.

GENERAL

The Plan is a defined contribution profit sharing and retirement plan covering all eligible employees of REMEC, Inc. (the "Company"). The effective date of the Plan is January 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company pays most administrative expenses of the Plan. Certain investment management fees and other charges paid to the trustee are offset against fund performance in the net appreciation (depreciation) section of the statement of changes in net assets available for benefits and are not, therefore, separately reflected as administrative expenses.

The Plan is exposed to credit risk in the event of default by the issuers of the investments to the extent of amounts recorded on the Statement of Net Assets Available for Benefits.

ELIGIBILITY

The Plan covers all employees of the Company who have attained age 18. There is no service requirement. Employees may elect to join the Plan quarterly on January 1, April 1, July 1, and October 1.

CONTRIBUTIONS

Each year, participants may contribute from 1% to 15% of pretax compensation, as deferred in the Plan and subject to the annual limits of the Internal Revenue Code.

The Company may make a discretionary profit-sharing contribution in an amount to be determined annually by the Sponsor. A participant must be employed on the last day of the Plan year and have earned at least 500 hours of service to be eligible for any profit-sharing contributions. The profit-sharing contributions to the Plan are allocated based on

                                   REMEC, Inc.
                           Profit Sharing 401(k) Plan

                    Notes to Financial Statements (continued)


the ratio of each participant's compensation to total compensation of all eligible participants. There were no discretionary profit-sharing contributions during 1999.

                                   REMEC, Inc.
                           Profit Sharing 401(k) Plan

                    Notes to Financial Statements (continued)


2.  DESCRIPTION OF THE PLAN (CONTINUED)

The Company may also make a discretionary matching contribution. The matching contribution is an amount equal to the percentage determined by the Sponsor of all or a portion of the tax deferred contributions of eligible participants for the contribution period up to a maximum match of $600 annually. There was no Company match for 1999.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the participant's share of the employer's contributions, if any, and Plan earnings or losses. The benefit to which a participant is allowed is limited to the balance in his account.

FORFEITURES

Forfeited balances of terminated participants' non-vested accounts are retained in the Plan and will first be applied against the Plan expenses for the Plan year, and will then be used to reduce future employer contributions. The balance of forfeited non-vested accounts was not material as of December 31, 1999 or 1998.

VESTING

Participants are immediately vested in their elective contributions, plus actual earnings thereon, and such amounts are non-forfeitable. With regard to employer matching and discretionary contributions, participants are 50% vested after one year and 100% vested after two years of service.

PARTICIPANTS NOTES RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to
(from) the loan fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Interest rates range from 6.50% - 12%. Principal and interest is paid through bi-weekly payroll deductions.

                                   REMEC, Inc.
                           Profit Sharing 401(k) Plan

                    Notes to Financial Statements (continued)


2.  DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

Upon termination of service for any reason, a participant's account is generally distributed in a single lump-sum payment upon request. At the Plan sponsor's option, if the account balance is $5,000 or less, the entire balance may be distributed.

Amounts allocated to withdrawn participants at December 31, 1999 and 1998, for claims that have been processed and approved for payment prior to year-end but not yet paid, are $58,798 and $25,039, respectively.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

3.  INVESTMENTS

Fidelity Management Trust Company, the Trustee of the Plan, holds the Plan's investments and executes all investment transactions. During 1999, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:


                                                            NET REALIZED AND
                                                        UNREALIZED APPRECIATION
                                                            IN FAIR VALUE OF
                                                              INVESTMENTS
                                                        -------------------------
                   Common stock                                   $2,113,917
                   Mutual funds                                    2,866,591
                                                        -------------------------
                   Total                                          $4,980,508
                                                        =========================


                                   REMEC, Inc.
                           Profit Sharing 401(k) Plan

                    Notes to Financial Statements (continued)


3.  INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:


                                                                             DECEMBER 31,
                                                                        1999              1998
                                                                   ---------------- -----------------
           Fidelity Magellan Fund                                   $    5,928,515   $    4,001,916
           Fidelity Contrafund                                           3,680,023        2,624,279
           Fidelity Growth Company Fund                                  5,726,395        2,199,620
           Fidelity Growth and Income Fund                               4,713,631        4,627,921
           Fidelity Asset Manager Fund                                   2,447,596        2,137,373
           Fidelity Retirement Money Market Fund                         3,729,854        2,565,705
           REMEC, Inc. Common Stock Fund                                 5,006,900        3,926,700


4.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 26, 1995, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan qualifies and the related trust is tax exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's tax qualified status.

5.  SUBSEQUENT EVENT

During 1999, REMEC, Inc. acquired Airtech plc and WACOM Products. Both of these companies have 401(k) plans, which will be merged into the REMEC, Inc. Profit Sharing 401(k) Plan in early 2000.

                              Supplemental Schedule

                                   Remec, Inc.
                           Profit Sharing 401(k) Plan
                        Employer ID #95-3814301, Plan 001
      Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes

                                December 31, 1999


                                                                                                                          (e)
                                (b)                                       (c)                            (d)            CURRENT
  (a)                    IDENTITY OF ISSUE                       DESCRIPTION OF ASSET                   COST             VALUE
------------------------------------------------------------------------------------------------------------------------------------
   *       Fidelity Management Trust Company
           Fidelity Magellan Fund                                    43,391.021 shares             $   4,656,895      $   5,928,515
           Fidelity Contrafund                                       61,313.273 shares                 3,243,143          3,680,023
           Fidelity Growth Company Fund                              67,928.764 shares                 3,763,644          5,726,395
           Fidelity Investment Grade Bond Fund                      147,737.237 shares                 1,063,146          1,017,910
           Fidelity Growth and Income Fund                           99,949.767 shares                 3,875,188          4,713,631
           Fidelity Asset Manager Fund                              133,166.286 shares                 2,308,774          2,447,596
           Fidelity Retirement Money Market Fund                  3,729,854.360 shares                 3,729,854          3,729,854
           Fidelity Diversified International Fund                    6,546.562 shares                   127,314            167,723
           Spartan US Equity Index Fund                              11,405.861 shares                   476,976            594,131
           Fidelity Institutional Money Market Fund                   1,208.490 shares                     1,208              1,208
   *       REMEC, Inc. Common Stock                                 196,349.000 shares                 2,585,170          5,006,900

   *        Participant loans                         6.50% to 12.00% interest, various maturities                        1,280,708
                                                                                                                    ---------------
                                                                                                                    $    34,294,594
                                                                                                                    ===============

* Indicates party-in-interest

EXHIBITS

23.1.    Consent of Independent Auditors


SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, REMEC, Inc., as the administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    June 28, 2000

REMEC, Inc. PROFIT SHARING 401(k) PLAN
By:  REMEC, Inc.
By:  /s/ Michael McDonald
     ---------------------------------

Michael McDonald
Senior Vice President,
Chief Financial Officer and
Secretary